SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2019

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

10 May 2019

Prudential appoints new Non-Executive Director

Prudential plc ("Prudential") announces the appointment of Amy Yip as a Non-Executive Director and a member of the Remuneration Committee. She will join the Board on 2 September 2019.

Ms Yip has extensive experience of China and Southeast Asia following a 40-year career in insurance, asset management and Government.

She has served as an Executive Director of the Hong Kong Monetary Authority, Group Head of Wealth Management of DBS Bank, Chair of DBS Asset Management and Chief Executive Officer of DBS Bank Hong Kong. She was also a Member of the Hong Kong Government's Commission on Strategic Development.

She is currently a Non-Executive Director of Deutsche Börse AG, AIG Insurance Hong Kong Limited and Fidelity Funds. She is the Founder and Managing Partner of Rays Capital Partners, a  Hong Kong investor in Asian equities.

Paul Manduca, Chairman of Prudential, said: "I am delighted that Amy Yip is joining the Board. She is a highly respected individual with considerable expertise in financial services in China and Southeast Asia."

Enquiries:

Media		Investors/Analysts
Jonathan Oliver	+44 (0)20 3977 9500	Patrick Bowes	+44 (0) 20 3977 9702
Tom Willetts	+44 (0)20 3977 9760	Richard Gradidge	+44 (0) 20 3977 9263
Addy Frederick	+44 (0)20 3977 9399	William Elderkin	+44 (0) 20 3977 9215

Notes to Editors:

About Amy Yok Tak Yip
Ms Yip started her career at Morgan Guaranty Trust of New York in 1978 before joining the Management Analysis Centre in Boston and Hong Kong as a Consultant in 1986. She became Executive Director of Rothschild Asset Management in Hong Kong in 1988, Vice President of Citibank Private Bank North Asia in 1991 and Executive Director (Reserves Management) of the Hong Kong Monetary Authority in 1996. She was Group Head of Wealth Management of DBS Bank, Chair of DBS Asset Management and Chief Executive Officer of DBS Bank Hong Kong between 2006 and 2010. Since 2011 she been an Adviser to Vita Green, a health supplements provider based in Hong Kong, and the Founder and Managing Partner of Ray Capital Partners, a Hong Kong investor in Asian equities. She became a Non-Executive Director of AIG Insurance Hong Kong Limited in 2011 and Chair of its Audit Committee in 2017, a Non-Executive Director and member of the Compensation and Nomination committees of Temenos Group AG  in 2014, a Non-Executive Director and member of the Strategy Committee of Deutsche Börse AG  in 2015 and a Non-Executive Director of Fidelity Funds in 2017.  Ms Yip has degrees from Brown University and Harvard Business School. Age 67.

Shareholding
Ms Yip holds no interest in any shares of Prudential plc.

Length of service
Non-Executive Directors are usually appointed for an initial three-year term. They are typically expected to serve for two three-year terms, although the Board may invite them to serve for an additional period.

Remuneration
Non-Executive Directors are not eligible to participate in annual bonus plans, long-term incentive plans or pension arrangements. Their fees are determined by the Board and reflect their individual responsibilities, including committee membership as appropriate.

Ms Yip's annual fee at appointment will consist of a basic fee for Board membership and an additional fee for Remuneration Committee membership, which are currently set at £97,000 per annum and £30,000 per annum respectively.

Regulatory disclosures
Ms Yip is considered to be independent for the purposes of the UK Corporate Governance Code and under the Hong Kong Listing Rules.

Save as disclosed above, there is no further information required to be disclosed pursuant to Listing Rule 9.6.13 (1) - (6) of the Listing Rules of the Financial Conduct Authority and Rule 13.51(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

About Prudential plc
Prudential plc and its affiliated companies constitute one of the world's leading financial services groups, serving 26 million customers and it has £657 billion of assets under management (as at 31 December 2018). Prudential plc is incorporated in England and Wales and is listed on the stock exchanges in London, Hong Kong, Singapore and New York. Prudential plc is not affiliated in any manner with Prudential Financial, Inc., a company whose principal place of business is in the United States of America.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 10 May 2019

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Alan Porter

Alan Porter
Group General Counsel and Company Secretary